EXHIBIT 4.01

Freedom Finance SPC Ltd.
(incorporated as a Special Purpose Company under the legislation of the Astana International Centre)

OFFER TERMS
OF THE 5,5% COUPON US$ 66,000,000 BONDS DUE OCTOBER 21, 2026. (ISIN: KZ000000815) UNDER THE U.S.$ 200,000,000 BOND PROGRAMME

unconditionally and irrevocably guaranteed by Freedom Holding Corp.

The Bonds will be constituted by and have the benefit of a US$ 200,000,000 Bond Program (the "Program") established by Freedom Finance SPC Ltd. (the "Issuer"). The Bonds of this Tranche have been issued under the Program and in accordance with the Acting Law of the Astana International Financial Centre (the "AIFC") (the "Bonds"). Terms used herein shall be deemed to be defined as such for the purposes of the conditions set forth in the Offer Document of the Programme. This document constitutes the Offer Terms of the Bonds described herein. This document is prepared for the purposes of the AIFC rules and must be read in conjunction with the Offer Document of the Programme. Full information on the Issuer and the offer of the Bonds is only available on the basis of the combination of these Offer Terms of the Bonds and the Offer Document of the Programme. The Offer Terms of the Bonds and the Offer Document of the Programme have been published on the website of the Astana International Exchange (hereinafter the “AIX”) at https://www.aix.kz.

The payment of all amounts including interest and (or) principal payments, and (or) penalty owing by Freedom Finance SPC Ltd in respect of such the Bonds issued under the Programme are unconditionally and irrevocably guaranteed by Freedom Holding Corp. (in such capacity, the "Guarantor") pursuant to a Guarantee agreement entered into between the Issuer and Guarantor (the "Guarantee ") on August 10, 2021.

The AIX and its related companies and their respective directors, officers and employees do not accept responsibility for the content of the information included in this document including the accuracy or completeness of any information or statements included in it. Liability for this document lies with the issuer of this document and other persons such as Experts whose opinions are included in this document with their consent. Nor has the AIX, its directors, officers or employees assessed the suitability of the securities to which this document relates for any particular investor or type of investor. If you do not understand the contents of this document or are unsure whether the securities are suitable for your individual investment objectives and circumstances, you should consult an authorized financial advisor.
Terms defined in the Offer Document of the Programme have the same meanings in these Offer Terms of the Bonds unless they are expressly defined herein.

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Issuer	Freedom Finance SPC Ltd.
Guarantor	Freedom Holding Corp.
Tranche number	1
Type and name	Guaranteed 5,5% coupon Bonds of Freedom Finance SPC Ltd.
ISIN	KZ000000815
Currency	U.S. Dollars (U.S.$)
Nominal Value	U.S.$ 100,000
Quantity	660 Bonds
Aggregate nominal amount of Bonds	U.S.$66,000,000
Issue price	The Issue Price of the Bonds at the Issue Date is expected to be 100% of the Nominal Value
Issue Date	21 October 2021
The offer period opening date	21 October 2021
Interest Commencement Date	The interest on Bonds shall start to accrue as from the date when Bond starts on the Issue Date. The interest shall accrue during the entire period of the circulation of the Bonds and shall end on October 21, 2026.
The offer period closing date	The offer period will close upon expiration of 12 months from the date on which the Offer Terms of the Bonds is approved by AIX.
Maturity Date	21 October 2026

Rate of Interest	5,5% per annum payable semi-annually in arrear
Interest Payment Dates
21 April and 21 October in each year, commencing on 21 April 2022
If the date of payment of the principal debt or coupon interest fails on a weekend or holiday, the Issuer undertakes to pay the interest or principal debt on the next business day.

Estimated expenses	Fees associated with admission of the Bonds to the Official List of the AIX and to trading on the AIX pursuant to the AIX Fee Schedule.
Estimated net amount of proceeds of the Tranche	The net proceeds from the issuance are expected to amount to approximately U.S.$ 66,000,000.
Use of proceeds
The proceeds received by the Issuer from the issue of the Bonds shall be transferred to the parent company Freedom Holding Corp. by way of signing the loan agreement, which intend to use the net proceeds of the offering for the following purposes
• partial repayment or refinancing of debt;
• purchases of investment grade debt instruments of quasi-governmental entities;
• business expansion through mergers and acquisitions; and
• working capital.

Potential investors	The Bonds will be publicly offered to Accredited Investors only, in compliance with the applicable laws of the AIFC and the AIX rules.
Advisors to the Issuer	The Issuer appointed Freedom Finance Global PLC as a financial consultant in connection with this offering.

Schedule of Payment of Interests on Bonds

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Coupon period sequence number	Coupon period commencement date	Coupon period expiry date	Register closing date (Record Date) 23:59:59 time	Interest payment commencement date	Interest payment expiry date
1	21 October 2021	20 April 2022	20 April 2022	21 April 2022	1 May 2022
2	21 April 2022	20 October 2022	20 October 2022	21 October 2022	31 October 2022
3 4	21 October 2022 21 April 2023	20 April 2023 20 October 2023	20 April 2023 20 October 2023	21 April 2023 21 October 2023	1 May 2023 31 October 2023
5	21 October 2023	20 April 2024	20 April 2024	21 April 2024	1 May 2024
6	21 April 2024	20 October 2024	20 October 2024	21 October 2024	31 October 2024
7	21 October 2024	20 April 2025	20 April 2025	21 April 2025	1 May 2025
8	21 April 2025	20 October 2025	20 October 2025	21 October 2025	31 October 2025
9	21 October 2025	20 April 2026	20 April 2026	21 April 2026	1 May 2026
10	21 April 2026	20 October 2026	20 October 2026	21 October 2026	31 October 2026

If the coupon date is a holiday/weekend, then the coupon date shall be moved to the next business day.

Name: Olga Lozovaya
Position: Director of the Freedom Finance SPC Ltd.

/s/ Olga Lozovaya

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